                             December 19, 1996


VIA ELECTRONIC TRANSMISSION
---------------------------
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Penny L. Somer

        Re:    SIGNATURE INNS, INC.
               REGISTRATION STATEMENT ON FORM 8-A
               FILE NO.: 000-09659

Ladies and Gentlemen:

        We hereby apply to withdraw the Registration Statement on Form 8-A of Signature Inns, Inc. (the "Company"), filed with the Securities and Exchange Commission on November 7, 1996 (the "8-A Registration Statement"), in connection with the Company's reconsideration of the terms of its not-yet-effective shareholder rights plan pursuant to which the Rights to Purchase Preferred Stock covered by the 8-A Registration Statement were to be distributed.

        If you have any questions regarding the foregoing please call Tom Eckerle at (317) 686-4240.

                                  Very truly yours,

                                  SIGNATURE INNS, INC.


                                  By: /s/ John D. Bontreger
                                      -----------------------------------------
                                      Name: John D. Bontreger
                                      Title: President, Chief Financial Officer
                                             and Chairman of the Board



cc:   The Nasdaq Stock Market, Inc.